October 2003

Filed by Atlantic Coast Airlines Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rules 14a-12 and 14d-9 under the Securities Exchange of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc.
Commission File No. 0-21976
Date: October 23, 2003

Safe Harbor Statement

Statements in this presentation and by ACA executives regarding its implementation of new business strategies and related matters represent forward-looking information that is based on management's beliefs and assumptions that management believes to be reasonable in light of the information available to it. A number of risks and uncertainties exist which could cause actual results to differ materially from these projected results, including the risks and other factors listed in the Company's October 23,
2003 press release and recent 10-Q filing. These statements are made as of October 23, 2003 and ACA undertakes no obligation to update any such forward-looking information, including as a result of any new information, future events, changed expectations or otherwise.

Executive Summary

Unprecedented opportunity in Dulles, 5th largest O&D market
in U.S.

Transformation into Low Cost Carrier with a powerful route network from the Dulles hub

Leveraging ACA’s financial strength

Track record for creating long-term shareholder value

Becoming a Leading Low Cost Jet Carrier

Unprecedented Market Opportunity

7
8
10
14
16
18
19
18
19
19
21
23
24
90
91
92
93
94
95
96
97
98
99
00
01
1Q02

4

Low Cost Carrier Model Works

High utilization of assets

Simplified operations

Low-cost distribution
channels

Better customer service

Fair and simple pricing

Stimulate demand with
lower fares

Low Cost Carrier Drivers

Notes:   (1)Origin and Destination traffic; LCC market share includes Southwest, JetBlue, AirTran, Frontier

(2)Source: I/B/E/S estimates.  Based on 2005 net income; market data as of 10/20/03

(3)Includes Southwest, JetBlue, AirTran, Frontier, Ryan Air, Easyjet

(4)Includes Delta, Northwest, American and Continental

(5)Includes ACA, Skywest, Continental Express, Mesa and Mesaba

LCC Market Share
of Domestic O&D (1) Passengers

(%)

Median 2005 P/E Multiples (2)

Low Cost Carriers (3)

Majors (4)

Regionals (5)

19.0x

6.5x

10.6x

75.0
63.4
45.5
43.8
41.7
36.1
27.4
27.1
25.4
24.6

BWI Int'l
45 miles
Dulles Int'l
30 miles
24 miles
Reagan National

5

Unprecedented Opportunity at Dulles

D.C.: 5th Largest O&D Market (1)

Opportunity Reinforced by US Airways Downsizing at BWI and UAL Bankruptcy

Note: (1)         Source: Seabury APG

(Annual Passengers in Millions)

Dulles: Growing, Upper Income
Market and Attractive Location

Household by Zip Code

Under $50,000

$50,000–$99,999

$100,000–$149,999

$150,000+

New
York

Los
Angeles

San
Francisco

Chicago

Wash.
D.C.

Miami

Atlanta

Las
Vegas

Dallas/
Ft. Worth

Orlando

Will Regional Jets Work in the LCC Model?

Conventional  Wisdom:  RJs [symbol of not equal to] Low Cost Business Model

RJs allow for service and
frequency in markets too small
for larger aircraft

RJs can provide feed to larger
aircraft for LCCs at their hubs

RJs are a natural progression
as LCCs participate in smaller
markets where yield premiums
still exist

Our View

JetBlue June 2003 agreement
to purchase 100 ERJ-190s

Frontier announced regional
jet agreement with Horizon for
9 CRJ-700s

AirTran partnership with Air
Wisconsin using 10 CRJ-200s

Southwest “casually looking at
smaller jets”

Recent Announcements

ACA Business Strategy:

Becoming a Leading
Low Cost Jet Carrier

AC Air Canada
BD BMI
LH Lufthansa
UA United Airlines
Midfield Concourse C
Midfield Concourse D
AS Alaska
AA American
OS Austrian
BA British Airways
BW BWIA
HP America West
LX Swiss
UA United Airlines
Midfield Concourse A
UA United Express
Midfield Concourse B
FL AirTran
AF Air France
NH ANA
CO Continental/Continental Express
DL Delta/Delta Express
B6 Jet Blue
KL/NW KLM/Northwest
SK SAS
US US Airways
US Airways Express
VS Virgin Atlantic
KE Korean
SU Aeroflot
SV Saudi Arabian
Main Terminal – "M" Gates
Ticketing/Check-In (Upper Level)
Symbol Legend
ATM/Cash Machine
Baggage Claim
Business Service Center/ Foreign Exchange
Chapel/Meditation Room
Concessions
Elevators
Escalators
Ground Transportation
Hotel/Motel Information
Information
Moving Walkways
Restrooms - Companion Care
Restrooms - Men
Restrooms - Women
Security Checkpoints
Smoking Lounge
TDD Telephones
Ticketing
Visual Paging
Main Terminal
Baggage Claim/Arrivals (Lower Level)
"H" Gates
ET Ethiopian Airlines
TA Taca
"T" Gates
UA United Express
International Arrivals Building
N

8

ACA Controls Prime Airport Facilities at Dulles

Terminal A:

36 gates

Terminal B:

8 gates adjacent to bridge

Front and center ticket
counter space (15 stations)

Rapidly Establish A Powerful Route Network

2004 Route Map

2006 Route Map

Narrow-body Routes

RJ Routes

Impact of Asset and Employee Utilization on Unit Costs

Structure to Achieve Lower Costs

Unit costs reduced by:

High asset and employee
utilization

Internet distribution

Regional pay scales

Less restrictive work rules

Lower overhead

Simplicity

Large Aircraft

Regional Jets

Gate Utilization

ACA

13.6 hours/day

10.4 hours/day

7 departures/day

Majors

10

8

4

ACA

Advantage

+36%

+30%

+75%

CASM(¢)
60
40
20
0
0
200
400
600
800
1,000
1,200

11

Scenario I:
ACA RJ vs. Majors RJ at Dulles

Lower Fare + More Frequency = Competitive Advantage

Decided Cost Advantage

ACA RJ

Majors RJ

Stage Length (miles)

Note:     (1)ACA fare structure is a range based on time of travel and capacity, not advance purchase

Metropolitan D.C. to Pittsburgh: Sample One-way Fares

ACA (1)

$107

High

$87

$67

$47

Low

Majors

$380

Walk-up

$333

3-Day

$165

14-Day

$125

30-Day

8 daily departures

4 daily departures

Compete with the Right Equipment

Scenario II: ACA Narrow-body vs. Majors
Narrow-body at Dulles

Lower Fare = Competitive Advantage

Decided Cost Advantage

ACA Narrow-body

Majors Narrow-body

Stage Length (miles)

Metropolitan D.C. to Fort Myers: Sample One-way Fares

ACA (1)

$130

High

$110

$90

$70

Low

3 daily departures

Majors

$472

Walk-up

$183

3-Day

$87

14-Day

0 non-stop departures

Note:     (1)ACA fare structure is a range based on time of travel and capacity, not advance purchase

Compete with the Right Equipment

CASM(¢)
30
20
10
0
0
200
400
600
800
1,000
1,200

13

Scenario III: ACA Narrow-body at Dulles vs.
LCC Narrow-body at BWI

Preferred Airport = Competitive Advantage

Competitive Cost Position

ACA Narrow-body

Lee Narrow-Body

Stage Length (miles)

Metropolitan D.C. to Los Angeles: Sample One-way Fares

BWI LCC

$278

Walk-up

$192

14-Day

$151

21-Day

ACA (1)

$294

High

$234

$174

$114

Low

6 daily departures

2 daily departures

$250

7-Day

Note:     (1)ACA fare structure is a range based on time of travel and capacity, not advance purchase

Compete with the Right Equipment

Departure Cost ($)
10,000
5,000
0
0
200
400
600
800
1,000
1,200

14

Scenario IV: ACA RJ at Dulles vs. LCC
Narrow-body at BWI

More Frequency + Preferred Airport = Competitive Advantage

Lower Trip Costs are Superior for Small Markets

ACA RJ

LCC Narrow-body

Stage Length (miles)

Note:     (1)ACA fare structure is a range based on time of travel and capacity, not advanced purchase

Metropolitan D.C. to Raleigh-Durham: Sample One-way Fares

ACA (1)

$114

High

$94

$74

$54

Low

BWI LCC

$72

Walk-up

$64

7-Day

$46

14-Day

Hourly departures

5 daily departures

Compete with the Right Equipment

[Line Graph: Lower Trip Costs are Superior for Small Markets. Comparison of ACA RJ and Lee Narrow Body in Which X-Axis Represents Stage Length in Miles and Y-Axis Represents Departure Costs ($)]

Offer Consumers What They Want

Convenience of frequent flights – eight bank schedule

Low, simple fare structure

Catering to technology savvy, self-service travelers

100% jet service / young fleet

Superior customer service experience

All encompassing branding / marketing campaign in process

Brand Rollout

November 2003

Capitalize on Proven Team

Dedicated and energized employees

Management has solid track record in delivering long-term shareholder value (1)

ACA stock price 7-year CAGR: 23.6%

Regionals’ stock price 7-year CAGR: 14.2%

ASM compounded annual growth of 38% over the last five years

Operating margin averaged 14.6% for last three years of pro-rate contracts:
experience identifying markets, managing fares and controlling inventory

Opened 29 new markets from Washington-Dulles over the past 10 years

Depth of operations experience (maintenance, customer service, safety)

Note:     (1)Source: Factset, January 1, 1996 – October 21, 2003; regionals include ExpressJet, Mesa, Mesaba, Skywest

Financial Projections

Methodology

Board first examined Dulles-based independent strategy in Spring 2001

Revenue forecasts developed with two industry-leading consultants
(Seabury APG and Sabre)

On track to launch a point-to-point operation in July 2002 until United bankruptcy altered plans

Extensive analysis of markets conducted over the last two years

Financial Forecast: Income Statement

2004

Revenue

Operating Expenses

Operating Income

Other Income/(Expense)

Pre - Tax Income

Income Tax

Net Income

Aircraft/Engine Rent

Depreciation

Supplemental Information

30.3

6.3

40.9

12.2

10.6

5.9

$58.4

70.6

(12.2)

0.7

(11.6)

4.7

(6.8)

3rd Qtr

$151.3

183.4

(32.2)

0.1

(32.0)

13.1

(18.9)

4th Qtr

$209.7

254.0

(44.3)

0.8

(43.5)

17.8

(25.7)

2H 2004

$906.9

887.5

19.3

(2.0)

17.4

(7.1)

10.2

167.9

27.7

2005

$1,163.6

1,045.8

117.9

(1.0)

116.9

(47.9)

68.9

207.2

30.3

2006

($MM)

Financial Forecast: Key Statistics

Schedule Statistics:

Departures

Daily IAD Departures

Cities Served from Washington/Dulles

Average Seats per Departure

Aircraft (Average in Period)

Aircraft Utilization (BH per day)

Stage Length (miles)

Traffic and Revenue Statistics:

Load Factor

Average Fare

Revenue per ASM (cents)

Cost Statistics:

Cost per ASM (cents)

Income Statistics:

Operating Margin

62,797

205

25

53

62

10.7

398

72%

$77

12.2

15.6

-21.5%

Aug-Dec
2004

229,369

314

46

59

98

11.1

462

74%

$90

10.9

10.7

2.1%

2005

246,207

337

50

64

112

11.3

533

74%

$99

10.0

9.0

10.1%

2006

Low Fare Carrier Comparison

Atlantic Coast Airlines

7.2 cents

9.3 cents

8.3 cents

10.0 cents

6.6 cents

17.9 cents

Revenue/ASM

23%

15%

15%

47%

Hub Departure Share

NY JFK

Atlanta

Denver

Dulles

Hub

8.1

428

10.4

16.3 cents

341

$79

36

13,900

278

80 CRJs

RJs

(2006)

3.8

763

13.6

5.9 cents

1,432

$132

8

7,824

59

33 NBs

NBs

(2006)

12.9

11.1

10.2

11.3

Utilization (hours)

4.4

463

8.3 cents

622

$77

22 plus 4 partial
use

19,942

187

10 CRJ-200s

83 717s

24 737-700s

AirTran

(2002)

2.9

414

8.1 cents

869

$105

10 plus 6 partial
use

11,749

99

9 CRJs-700s

8 A318

37 A319

Frontier

(2002)

6.7

529

9.0 cents

533

$99

44

21,724

337

80 CRJ-200s

33 Narrow-bodies

Combined

(2006)

75

Daily Departures

1,253

Stage Length (miles)

6.07 cents

Cost/ASM

$107

Average Fare

13

Gates

12,150

Daily Seats

1,367

Average Market Size
(Daily Passengers Each Way)

4.2

Average Frequency

25 ERJ-190s

97 A320s

Fleet (YE 2006)

jetBlue

(2002)

Sources: ACA reports; competitors’ recent 10Qs and 2Q03 financial results

Financial Forecast: Balance Sheet

Assets:

Current Assets:

Cash

Accounts Receivable

Inventories

Prepaids & Deposits

Property, Plant & Equipment

Other Assets

      Total Assets

Current Liabilities:

Liabilities and Equity:

Accounts Payable

Other Liabilities

Advance Ticket Sales

Long Term Debt and Deferred Credit:

Early Aircraft Retirement Costs

Long Term Debt and Capital Leases

Other L/T Liabilities & Deferred Credits

       Total Liabilities

Stockholders Equity:

Paid-in-Capital

Retained Earnings

Total Equity

       Total Liabilities and Equity:

2004

$352.0

61.0

17.7

60.0

490.7

271.5

47.6

809.8

40.4

74.9

61.0

176.3

49.3

136.6

131.4

493.6

116.7

199.5

316.2

809.8

2006

$360.6

98.8

21.7

64.5

545.6

271.6

60.3

877.5

50.0

74.9

98.8

223.7

16.2

110.8

131.4

482.1

116.7

278.7

395.4

877.5

28.2

74.9

0.0

103.1

2003

$387.7

7.2

16.6

57.9

469.4

251.7

42.7

763.8

65.8

148.5

131.4

448.7

116.7

198.3

315.0

763.8

2005

$322.7

93.3

20.7

63.9

500.6

272.1

57.6

830.4

48.3

74.9

93.3

216.5

32.4

123.7

131.4

503.9

116.7

209.7

326.5

830.4

($MM)

Total Current Assets

Total Current Liabilities

Questions About Mesa

Questions About Mesa

Exposure to United and US Airways

No binding agreement with United for announced RJs

Maintenance expense holiday

Synergies

Pilot scope clauses

Executive Summary

Unprecedented opportunity in Dulles, 5th largest O&D market
in U.S.

Transformation into Low Cost Carrier with a powerful route network from the Dulles hub

Leveraging ACA’s financial strength

Track record for creating long-term shareholder value

Becoming a Leading Low Cost Jet Carrier

Appendix

ACA Overview

2002 revenue: $750 million; net income: $39 million

ACA is the largest carrier at Washington-Dulles airport based on daily departures

159 daily departures: 43% of Dulles total

United mainline is the second largest with 73 daily departures: 20% of Dulles total

Control of gates and separate terminal (unique for regional carrier)

4,800 employees

United Express represents 85% of current capacity, Delta Connection represents 15%

Operated under pro-rate agreements through 2000 where ACA controlled scheduling and pricing

145 aircraft

87 CRJ-200s (50-seat regional jet)

30 328 Jets (30-seat regional jet)

28 J-41 (29-seat turboprop)

Premier regional airline serving 86 Airports with 840 daily departures from
Washington Dulles, Chicago O’Hare, Cincinnati and Boston hubs

Management Team

Name

Kerry Skeen

Chairman and CEO

20

Founded ACA

Launched Delta Connection program

Title

Industry
Experience
(Years)

Other Experience

Thomas Moore

President and COO

20

Prior experience at Continental

Richard Surratt

EVP, CFO and
Treasurer

4

Mobil Corp: M&A director; Treasurer,
Latin America

Eric Nordling

SVP, Marketing

17

Prior experience at United and Delta in
market planning

Bill Brown

SVP, Maintenance and
Flight Operations

17

Prior experience at American, Midwest
Express and Avborne

Company Performance and
Near-Term Guidance

Third quarter EPS of 47
cents

Projected net income

Of $19 million and EPS of
41 cents for 4Q03

Projected cash balance in
excess of $300 million by
year end 2004

Revenues

Operating Expenses

Operating Income

Other Income/(Expense), net

Income Taxes

Net Income

EPS Diluted

Operating Margin

Cash Balance (end of period)

$221

(184)

37

(1)

(15)

$21

$0.47

16.9%

$240

3Q03

$220

(187)

33

(1)

(13)

$19

$0.42

15.1%

$315

4Q03

$872

(756)

117

(2)

(47)

$68

$1.49

13.4%

$315

2003

$220

(190)

30

(1)

(12)

$17

$0.38

13.6%

$260

1Q04

$225

(192)

33

(1)

(13)

$19

$0.42

14.7%

$310

2Q04

Actual

Guidance

Projections

ADDITIONAL INFORMATION

Mesa Air Group, Inc. has expressed its interest in acquiring all outstanding shares of ACA in exchange for shares of Mesa. Prior to any request for the stockholders of ACA to take any action with respect to Mesa's expression of interest, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include proxy statements, a Schedule TO and/or a Schedule 14D-9. These filings will contain important information about Mesa's expression of interest and ACA's position regarding Mesa's expression of interest. You are urged to read them carefully before taking any action or making any decision with respect to Mesa's expression of interest. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from ACA, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies. A detailed list of the names of ACA's directors and executive officers is contained in ACA's proxy statement for its 2003 annual meeting, which may be obtained without charge at the website maintained by the SEC at www.sec.gov.